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                            AppliedTheory Corporation
                                  1500 Broadway
                               New York, NY 10036

                                                                 August 25, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:         David M. Lynn, Esq.,
                   Special Counsel

               Re: CRL Network Services, Inc.
                   Registration Statement on Form S-1
                   (File No. 333-74793)
                   ---------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, I hereby request on behalf of CRL Network Services, Inc. (the "Company") that the above-referenced Registration Statement be withdrawn. Subsequent to the filing of the Registration Statement, all of the shares of Common Stock of the Company were acquired by AppliedTheory Corporation, a Delaware corporation ("AppliedTheory"), and the Company is now a wholly-owned subsidiary of AppliedTheory. Therefore, the Company has abandoned the proposed registration.

                                           AppliedTheory Corporation

                                           by: /s/ Richard Mandelbaum
                                           ------------------------------------
                                           Richard Mandelbaum
                                           Chairman of the Board and
                                           Chief Executive Officer